Exhibit 21.1

List of Subsidiaries:

Company	Owner
Shengda Network Technology, Inc.	Parent
Peaker International Trade Group Limited (Hong Kong) (“Peaker”)	100% Owned subsidiary of Parent
Zhejiang Jingmai Electronic Commerce Ltd.	100% Owned subsidiary of Peaker
Zhejiang Jingmai Electronic Commerce Ltd. (China)	100% Owned subsidiary of Peaker
Yiwu Tianqi Enterprise Management Co., Ltd.,	99% Owned subsidiary of Peaker
Zhejiang Jingmai e-commerce Co., Ltd.	99% Owned subsidiary of Peaker
Zhejiang Jingtao Supply Chain Co., Ltd.	99% Owned subsidiary of Peaker
Zhejiang Xiaojing e-commerce Co., Ltd.	99% Owned subsidiary of Peaker